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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                              ____________________
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934


                                 AMENDMENT NO. 1



                                 CoCensys, Inc.
                            (Name of Subject Company)

                         Purdue Acquisition Corporation
                               Purdue Pharma L.P.
                                    (Bidders)



                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (Title of Class of Securities)
                                    191263201
                      (CUSIP Number of Class of Securities)


                              Howard R. Udell, Esq.
                         Purdue Acquisition Corporation
                             c/o Purdue Pharma L.P.
                             100 Connecticut Avenue
                         Norwalk, Connecticut 06850-3590
                                 (203) 853-0123
          (Name, Address and Telephone Number of Persons Authorized to
             Receive Notices and Communications on Behalf of Bidder)
                              ____________________

                                    Copy To:

                              Stuart D. Baker, Esq.
                             Chadbourne & Parke LLP
                              30 Rockefeller Plaza
                            New York, New York 10112
                                 (212) 408-5100

     This Amendment No. 1 to the Tender Offer Statement on Schedule 14D-1 (this "Amendment") relates to a tender offer by Purdue Acquisition Corporation, a Delaware corporation ("Offeror"), and an indirect wholly owned subsidiary of Purdue Pharma L.P., a Delaware limited partnership ("Parent"), to purchase all outstanding shares of Common Stock, par value $0.001 per share (the "Common Stock"), including the associated rights to purchase Series A Junior Participating Preferred Stock issued under the Rights Agreement (as defined in the Offer to Purchase) (the "Rights" and together with the Common Stock, the "Shares") of CoCensys, Inc., a Delaware corporation (the "Company"), at a purchase price of $1.16 per Share, net to the seller in cash (subject to any applicable withholding of taxes), without interest, upon the terms and subject to the conditions set forth in the Offeror's Offer to Purchase, dated August 12, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer").

     Unless otherwise indicated, all capitalized terms used but not defined herein shall have the respective meanings assigned to them in the Offer to Purchase.


Item 10.  Additional Information.

     Item 10 of the Schedule 14D-1 is hereby amended and supplemented by adding the following text thereto:

     On September 9, 1999, Parent issued a press release extending the Expiration Date of the Offer to 5:00 p.m., New York City time, on Thursday, September 16, 1999, a copy of which is attached hereto as Exhibit (a)(9) and is incorporated herein by reference.


Item 11.  Materials to be Filed as Exhibits.

     Item 11 of the Schedule 14D-1 is hereby amended to add the following:

     (a)(9) Press Release issued by Parent on September 9, 1999.



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

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated: September 10, 1999


                                PURDUE PHARMA L.P., by its
                                 general partner, PURDUE PHARMA INC.



                                By:       /s/ Howard R. Udell
                                    -------------------------------
                                    Name: Howard R. Udell
                                    Title:Vice President and General Counsel


                                PURDUE ACQUISITION CORPORATION

                                By:       /s/ Howard R. Udell
                                    -------------------------------
                                    Name: Howard R. Udell
                                    Title:Vice President



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




                                  EXHIBIT INDEX

     Exhibit      Description

          (a)(9)  Press Release issued by Parent on September 9, 1999.




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



                                                                  Exhibit (a)(9)


For Immediate Release
Thursday, September 9, 1999

 PURDUE PHARMA L.P. EXTENDS CLOSING DATE FOR TENDER OFFER TO SEPTEMBER 16, 1999


Norwalk, Connecticut, September 9, 1999 - Purdue Pharma L.P. today announced the extension of the tender offer commenced on August 12, 1999 by Purdue Acquisition Corporation, an indirect wholly-owned subsidiary of Purdue Pharma L.P., to purchase all of the outstanding shares of common stock of CoCensys, Inc., (OTC Bulletin Board: COCN) for $1.16 per share, net to the seller in cash. The offer will expire at 5:00 p.m., New York City time, on Thursday, September 16, 1999, unless the tender offer is further extended. As of the close of business on September 9, 1999, approximately 4,235,705 shares of CoCensys common stock and options had been tendered and not withdrawn in response to the tender offer, which, when added to the number of shares of common stock to be received by Purdue upon conversion of the Series E Preferred Stock to be purchased by Purdue upon closing of the tender offer, represents approximately 84% of the fully diluted shares of common stock of CoCensys.

     Purdue's tender offer is conditioned upon, among other things, there being validly tendered and not withdrawn such number of shares that, when added to the number of shares of common stock to be received by Purdue upon conversion of the Series E Preferred Stock, equals at least 90% of the fully diluted common shares of CoCensys, which condition may be waived by mutual agreement of Purdue and CoCensys. After consummation of the tender offer, Purdue has agreed to acquire any of the remaining outstanding shares of CoCensys pursuant to a second-step merger at the same price per share paid for shares tendered.

     Purdue Pharma L.P., headquartered in Norwalk, Connecticut, U.S. and its associated companies, including the Mundipharma companies and Napp Pharmaceutical Group, Ltd., comprise a privately-held, worldwide pharmaceutical network with discovery, development, manufacturing, marketing and distribution capabilities. The companies maintain a leading presence in the field of pain management with their products OxyContin (oxycodone hydrochloride controlled-release) tablets and MS Contin (morphine sulfate controlled-release) tablets. The network also includes a biologic therapeutic business, Purdue BioPharma L.P., based in Princeton, New Jersey, focused on the development of antibody-based therapeutics and vaccines. More information about Purdue is available on its web site at www.pharma.com.
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